

RECEIVED

2006 NOV -5 P 12: 53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

Released: 31 October 2006

Pages: 3
(including this page)

SUPPL

PROCESSED

NOV 0 3 2006

THOMSON
FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29/08/2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	6,000
4	Total consideration paid or payable for the shares	$0	$37,500

+ See chapter 19 for defined terms.

30/09/2001

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day

5 If buy-back is an on-market buy-back	highest price paid: $0.00 date: n/a lowest price paid: $0.00 date: n/a	highest price paid: $6.25 lowest price paid: $6.25 highest price allowed under rule 7.33: $6.6444

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

Buy back further shares to the value of $199.9625 million

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......*R.K. Dudfield*......   Date: 31/10/06
              Assistant Company Secretary

Print name: Robert K. Dudfield